[GRAPHIC OMITTED]

LMS MEDICAL SYSTEMS INC.

For Immediate Release

                 LMS CALM 3.03 SOFTWARE DELIVERED TO MARKETPLACE

MONTREAL, QUEBEC, AUGUST 29, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics, today announced the general availability of a new version of its software family of products, CALM
Version 3.03. The release is currently being deployed at sites operating on the
CALM 3.0 platform.

CALM 3.03 includes significant architectural and functional enhancements to the
CALM system in line with LMS' continuing strategy of providing increased robustness and flexibility to its customers. As a building block for future growth, CALM 3.03 represents the architectural foundation to support extensive interfacing capabilities which are a prime focus of the Company. The enhancements delivered will benefit both our clinical information system and risk management tools.

CALM Version 3.03 follows a cascade of independent releases that have been made available to the obstetrical market over the last year. This path is reflective of LMS' approach regarding iterative development and tight customer feedback loops. This allows LMS to deliver customers the desired functionality addressing their priorities within a faster release cycle.

ABOUT LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                     FOR FURTHER INFORMATION PLEASE CONTACT:

ANDREA MILLER, COMMUNICATIONS                        DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                             THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                         Toll Free: 1-888-221-0915
Fax: (514) 488-1880                                  Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com         www.howardgroupinc.com